Lightspeed Announces First Quarter 2027 Financial Results
First quarter revenue of $322.7 million and organic1 revenue growth of 17%, exceeded outlook
Gross profit of $138.6 million and organic1 gross profit growth of 12%
GPV as a percentage of GTV of 44% in the quarter
Across retail in North America and hospitality in Europe:
Revenue grew 20% year-over-year, GTV grew 14% year-over-year and ~1,300 net Customer Locations added in the quarter
Lightspeed repurchased ~$86 million worth of shares in the quarter2

Lightspeed reports in US dollars and in accordance with IFRS Accounting Standards.
MONTREAL, July 30, 2026, /PRNewswire/ - Lightspeed Commerce Inc. (NYSE: LSPD) | (TSX: LSPD) ("Lightspeed" or the "Company"), the unified omnichannel platform powering ambitious retail, golf, and hospitality businesses in over 100 countries, today announced financial results for the three months ended June 30, 2026.
"Fiscal 2027 is off to a strong start for Lightspeed, with revenue ahead of our outlook, and solid progress across our strategic priorities," said Dax Dasilva, Founder and CEO. "With the foundations of our transformation firmly in place, we are accelerating product innovation across retail and hospitality, expanding our AI capabilities and executing with greater discipline to drive stronger results."
"Our first-quarter results reflect strong execution across our strategic priorities, with accelerating organic software growth, continued momentum in our growth engines and record payments penetration," said Asha Bakshani, CFO. "We also executed on our share repurchase program, repurchasing and cancelling seven million shares in the quarter, while continuing to position the business for durable growth and long-term shareholder value."
First Quarter Financial Highlights
(All comparisons are relative to the three-month period ended June 30, 2025 unless otherwise stated.)
The divestiture of Upserve on April 28, 2026 affects year-over-year comparability. The as-reported prior-year period reflects the contribution of Upserve, as it included a full three months of Upserve, whereas the as-reported current period reflects Upserve only up to the divestiture date. For this reason, organic growth rates are provided to facilitate greater comparability year-over-year
•Total revenue of $322.7 million, representing organic1 growth of 17% year-over-year, and growth of 6% year-over-year as reported.
•Transaction-based revenue of $214.5 million, representing organic1 growth of 20% year-over-year, and growth of 5% year-over-year as reported.
•Subscription revenue of $95.4 million, representing organic1 growth of 8% year-over-year, and growth of 5% year-over-year as reported.
•Net loss of ($2.4) million, or ($0.02) per share, as compared to a net loss of ($49.6) million, or ($0.35) per share. After adjusting for certain items, such as share-based compensation, the Company delivered Adjusted Income3 of $17.4 million, or $0.13 per share3 as compared to Adjusted Income3 of $7.9 million, or $0.06 per share3.
•Adjusted EBITDA3 of $17.5 million up from Adjusted EBITDA3 of $15.9 million.
1 Revenue organic or organic revenue, and gross profit organic or organic gross profit represent, in a given period, the Company's revenue and gross profit, adjusted so that where a divestiture occurs partway through the subsequent period, the divested business's contributions are included in the given period only to the extent of the same days in respect of which they are included in the subsequent period. The Upserve revenue from April 28, 2025 to March 31, 2026 includes approximately $14 million of transaction-based revenue for Fiscal 2026 related to payments solutions associated with Customer Locations that continue to be serviced by Lightspeed but following the divestiture of Upserve, is recognized on a net basis rather than a gross basis. This reclassification, which is reflected in the Upserve revenue figures used to calculate organic revenue growth, reduces reported revenue and cost of revenue by the same amount, with no impact on gross profit. The Company is providing these figures in order to provide greater comparability year-over-year taking into account the divestiture of Upserve.
2 Includes ~7 million shares repurchased and cancelled pursuant to the Company's normal course issuer bid, of which certain shares were repurchased pursuant to the automatic share purchase plan, and ~2.2 million shares repurchased on the open market for future settlement of the Company's equity incentive awards.
3 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio.

•Cash flows from operating activities of $0.1 million as compared to cash flows from operating activities of $12.4 million, and Adjusted Free Cash Flow3 used of $4.4 million as compared to Adjusted Free Cash Flow3 used of $1.7 million.
•As at June 30, 2026, Lightspeed had $372.1 million in cash and cash equivalents.

First Quarter Operational Highlights
•Lightspeed announced key product releases during the quarter, including:
◦Integration of Klaviyo with Lightspeed Retail, which allows Lightspeed users to automate personalized customer communications.
~~◦~~New AI advancements in Lightspeed Retail, like AI Blog Builder and AI section generator, allow retailers to build blogs and websites to drive traffic and sales through their content, faster.
◦Locations Manager for Lightspeed Restaurant, which gives multi-site operators a single dashboard to create menus and sync updates across locations.
◦New enhancements to Lightspeed AI for Lightspeed Restaurant gives restaurant owners customized AI-driven insights when they log in to their Back Office. By simply asking a question, they receive instant reports, charts, and insights about their restaurant, as well as operational checklists.
•For the quarter, Lightspeed's growth engines of retail in North America and hospitality in Europe continued their impressive performance with total revenue growing 20% year-over-year, subscription revenue increasing 12% year-over-year, GTV4 up 14% year-over-year, and GPV4 as a percentage of GTV of 49% up from 45% last year. Customer Locations4 within these growth engines increased by approximately 1,300 in the quarter, and were up 10% year-over-year to approximately 99,000. Lightspeed ended the quarter with total Customer Locations of approximately 146,000, after giving effect to the divestiture of the non-core Upserve U.S. hospitality product line.
•Total ARPU4 increased to ~$676 from ~$655 in the same quarter last year, representing organic5 ARPU growth of 13% year-over-year and ARPU growth of 3% as reported, driven by expanding adoption of our payments offering, greater adoption of innovative new software modules and signing more high-GTV customers. Organic5 subscription ARPU growth was 6% year-over-year and subscription ARPU growth year-over-year was 4% as reported.
•Total GTV was $25.7 billion, up from $24.6 billion in the same quarter last year, representing organic6 GTV growth of 9% year-over-year and growth of 5% year-over-year as reported, with a growing portion processed through the Company's payments solutions. GPV increased to $11.3 billion from $10.2 billion in the same quarter last year, representing organic6 GPV growth of 20% year-over-year and growth of 11% year-over-year as reported. GPV as a percentage of GTV was 44% in the quarter up from 40% a year ago on an organic6 basis, or 41% as reported.
•Gross profit in the quarter was $138.6 million, representing organic1 gross profit growth of 12% year-over-year and growth of 7% year-over-year as reported. Overall gross margin was 43%, compared to 45% on an organic1 basis in the same quarter last year, or 42% as reported. Subscription gross margin grew to 83% in the quarter from 81% in the same quarter last year on both an as reported and an organic1 basis. Transaction-based gross margin rose to 32% from 31% on an organic1 basis in the same quarter last year, or 29% as reported. Gross margin was negatively impacted by lower hardware margins.
•Lightspeed Capital showed strong growth with revenue of $14.5 million in the quarter, representing organic1 growth of 56%, or 39% as reported.
4 Key Performance Indicator. See the section entitled "Key Performance Indicators".
5 ARPU organic or organic ARPU represents, in a given period, the Company's ARPU, adjusted so that where a divestiture occurs partway through the subsequent period, the divested business's subscription revenue and transaction-based revenue are included in the given period only to the extent of the same days in respect of which they are included in the subsequent period, and the divested business's Customer Locations are included in the average number of Customer Locations only for the same days in respect of which its revenue is included. The Company is providing these figures in order to provide greater comparability year-over-year taking into account the divestiture of Upserve.
6 GTV organic or organic GTV and GPV organic or organic GPV represents, in a given period, the Company's GTV and GPV, adjusted so that where a divestiture occurs partway through the subsequent period, the divested business's contributions are included in the given period only to the extent of the same days in respect of which they are included in the subsequent period. The Company is providing these figures in order to provide greater comparability year-over-year taking into account the divestiture of Upserve.

•Notable customer wins in North America include:
◦Synergy Sportswear, already familiar with our NuORDER platform, this multi-location sportswear retailer is now also benefitting from the Lightspeed Retail POS.
◦Encore Leisure Group, a multi-course operator with 16 locations across the U.S., joined Lightspeed.
◦Within NuORDER by Lightspeed, we added new brands, including Lafayette 148, Slowtide and Head Golf.
•Among hospitality customers in Europe, we welcomed:
◦Vlaamsch Broodhuys, the Dutch restaurant establishment with 19 locations, which needed a platform that could support table service, bakery, and kitchen workflows in addition to centralizing management.
◦Afrikana Peri Kitchen and Grill with 17 locations across the UK serving African-inspired cuisine.
◦Blanc, the Michelin starred restaurant in Paris' 16th arrondissement.
•During the quarter, Lightspeed announced the sale of its non-core Upserve U.S. hospitality product line ("Upserve") to Skyview Equity for total consideration of up to $81 million, $37 million of which is subject to an earnout. The divestiture is consistent with Lightspeed’s strategy to streamline its portfolio and concentrate on its two core growth engines of retail in North America and hospitality in Europe.
•In May, Lightspeed announced the appointment of Bhawna Singh as Chief Technology Officer. Ms. Singh is a technology executive with more than 25 years of experience leading platform transformation and global engineering organizations across enterprise SaaS and consumer businesses. She is recognized for aligning technology investment with growth, modernizing complex systems, and driving secure, scalable innovation in high-growth environments. Most recently, as a Chief Technology Officer at Okta, she led the technology strategy for a global customer identity platform powering billions of secure authentications, while advancing AI adoption and security-first architecture.
Financial Outlook7
The following outlook supersedes all prior statements made by the Company and is based on current expectations. Lightspeed remains confident that the actions the Company is taking to grow quality Customer Locations and revenues while finding significant operating efficiencies position it to meet the three-year Adjusted Free Cash Flow3 target of $95 million for Fiscal 2028. For the full year Fiscal 2027, Lightspeed expects Adjusted Free Cash Flow3 to show significant growth over Fiscal 2026.
The Company's strong start supports its confidence in the year, and is maintaining its existing outlook which remains consistent with the Company's three-year targets for gross profit, Adjusted EBITDA3 and Adjusted Free Cash Flow3.
For Fiscal 2027, Lightspeed's outlook includes organic revenue growth and organic gross profit growth, each of which exclude the revenue and gross profit contribution from Upserve for the period from April 28, 2025 to March 31, 2026. The table below outlines this impact for the first and second quarter of Fiscal 2026 and for the full year Fiscal 20261:

(expressed in millions of US dollars)	FY26 Q1	FY26 Q2	Fiscal 2026
	$	$	$
Revenue	305	319	1,227
Gross profit	129	135	527

Upserve revenue from April 28, 2025 to March 31, 2026	29	38	129
Upserve gross profit from April 28, 2025 to March 31, 2026	5	7	24

Revenue organic[1]	276	281	1,098
Gross profit organic[1]	124	128	503
7 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings "Forward-Looking Statements", "Financial Outlook Assumptions" and "Long-Term Financial Outlook" of this press release.

Second Quarter Fiscal 2027
•Revenue of $316 million to $326 million representing organic1 revenue growth of 12% to 16%.
•Gross profit of $141 million to $146 million representing organic1 gross profit growth of 10% to 14%.
•Adjusted EBITDA3 of $20 million to $25 million.
Fiscal 2027
•Revenue of $1,225 million to $1,265 million representing organic1 revenue growth of 12% to 15%.
•Gross profit of $565 million to $585 million representing organic1 gross profit growth of 12% to 16%.
•Adjusted EBITDA3 of $75 million to $95 million.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 a.m. ET on Thursday, July 30, 2026. To access the telephonic version of the conference call, visit https://registrations.events/direct/Q4I7431685. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live in the Events section of the Company's Investor Relations website, https://investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on July 30, 2026 until 11:59 p.m. Eastern Time on August 6, 2026, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three months ended June 30, 2026 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the quarter ending September 30, 2026 and Adjusted EBITDA and Adjusted Free Cash Flow included in our financial outlook for the full year ending March 31, 2027, we considered IFRS measures including revenues, direct cost of revenues, operating expenses and cash flows from (used in) operating activities. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, tariffs, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic or other health crises; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count growing in line with our planned levels (particularly in higher GTV cohorts and among retail customers in North America and hospitality customers in Europe); quarterly subscription revenue growth in line with our expectations; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions);

customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; our pricing and packaging initiatives and resulting impacts on our year-over-year growth rates; continued uptake of our merchant cash advance solutions in line with our expectations; our ability to manage default risks of our merchant cash advances in line with our expectations; seasonal trends being in line with our expectations and the resulting impact on our GTV, GPV and subscription, transaction-based, and hardware and other revenues; our capital expenditures and capitalized internal development costs remaining in line with our expectations; hardware and freight costs, and our ability to manage hardware margins, being in line with our expectations including hardware margins improving in the second half of the fiscal year; the timing of customer collections, supplier and other payments and inventory purchases being in line with our expectations; cash income taxes being in line with our expectations; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures) and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; our ability to derive the benefits from past and future divestitures, including the divestiture of the Upserve U.S. hospitality product line, and to receive the post-closing and potential earn out payments from such sale; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans, including outbound and field sales personnel in our key markets; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, tariffs, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations and the use of hedging; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; continuing military conflict in the Middle East and reactions thereto; the impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions); certain natural disasters; our inability to attract and retain customers, including among high GTV customers and among retail customers in North America and hospitality customers in Europe; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our ability to successfully execute our pricing and packaging initiatives; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain sufficient levels of hardware inventory; supply chain risks and our ability to manage shortages including for our hardware; global disruptions in shipping and energy costs; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our inability to control the availability or pricing of software, infrastructure or hardware required to provide artificial intelligence solutions; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance;

any external stakeholder activism; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; our ability to execute on our business and operational strategy; maintaining our customer service levels and reputation; our ability to effectively control and manage our working capital; and cash inflows and outflows being in line with our expectations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Long-Term Financial Outlook
Our long-term financial outlook constitutes financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.
A number of assumptions were made by the Company in preparing our long-term targets, including:
•Our expectations regarding our growth strategy for retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals.
•Economic conditions in our core geographies and verticals, including inflation, consumer confidence, disposable income, consumer spending, foreign exchange rates, employment and other macroeconomic conditions, remaining at close to current levels.
•Jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic.
•Customer adoption of our payments solutions in line with expectations, with new customers having an average GTV at or above planned levels.
•Our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures.
•Continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform.
•Revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions).
•Our ability to manage default risks of our merchant cash advances in line with our expectations.
•Long-term growth in ARPU, including growth in subscription ARPU, in line with expectations, driven by Customer Location expansion in our growth engines, customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities.
•Our ability to achieve higher close rates and better unit economics with customers in our growth engines.
•Our reallocation of investment over time towards our growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we prioritize our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to invest in our outbound and field sales motions in our growth engines.
•Our ability to attract and retain customers and grow subscription ARPU in our addressable markets.
•The size of our addressable markets for our growth engines - retail customers in North America and hospitality customers in Europe - being in line with our expectations.

•Customer Location growth of ~10-15% (three-year Compound Annual Growth Rate ("CAGR") between Fiscal 2025 and Fiscal 2028) in our two growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures) and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Market acceptance and adoption of our flagship offerings.
•Our ability to increase our operating efficiencies by consolidating infrastructure and hosting contracts with certain providers and consolidating certain service centers into lower cost geographies.
•Our ability to attract, develop and retain key personnel and our ability to execute our succession planning.
•Our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally, but particularly in our growth engines.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discounts and payment deferral requests.
•The timing of customer collections, supplier and other payments, and inventory purchases being in line with our expectations.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Cash income taxes being in line with our expectations.
•Our capital expenditures and capitalized internal development costs remaining in line with our expectations.
•Share-based compensation declining as a percentage of revenue over time.
•Gross margin being within a range of ~43-46% over time.
•Hardware and freight costs, and our ability to manage hardware margins, being in line with our expectations.
•Adjusted EBITDA3 growing to ~20% of gross profit3 by Fiscal 2028.
•Seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV, GPV and transaction-based revenues.
•Our ability to derive the benefits from past and future divestitures, including the divestiture of the Upserve U.S. hospitality product line, and to receive the post-closing and potential earn out payments from such sale.
Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•Our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals.
•The Russian invasion of Ukraine and reactions thereto.
•Continuing military conflict in the Middle East and reactions thereto.
•The impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions).
•Supply chain risk and the impact of shortages in the supply chain on us and our merchants.
•Macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends.
•Instability in the banking sector.
•Any pandemic or global health crisis or certain natural disasters.
•Our ability to manage the impact of foreign currency fluctuations on our revenues and results of operations, including the use of hedging.
•Our ability to implement our growth strategy and the impact of competition.

•Our inability to attract and retain customers, including among high GTV customers or customers in our growth engines.
•Our inability to increase customer sales.
•Our ability to successfully execute our pricing and packaging initiatives.
•The substantial investments and expenditures required in the foreseeable future to expand our business.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform.
•Risks relating to our merchant cash advance program.
•Our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations.
•Our ability to further monetize our Lightspeed Wholesale offering.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory including any impacts resulting from tariffs, sanctions, trade wars or supply chain disruptions.
•Global disruptions in shipping and energy costs.
•Our ability to manage and maintain integrations between our platform and certain third-party platforms.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to effectively incorporate artificial intelligence solutions into our business and operations.
•Our ability to control the availability or pricing of software, infrastructure or hardware required to provide artificial intelligence solutions.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Pending and threatened litigation and regulatory compliance.
•Any external stakeholder activism.
•Changes in tax laws and their application.
•Our ability to expand our sales capability and maintain our customer service levels and reputation.
•Our ability to execute on our reorganizations and cost reduction initiatives.
•Our ability to successfully make future investments in our business through capital expenditures.
•Our ability to successfully execute our capital allocation strategies, including our share repurchase initiatives.
•Gross profit, operating expenses and cash flows from (used in) operating activities being measures determined in accordance with IFRS Accounting Standards, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions, divestitures or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve our long-term targets on our intended timeline or at all.
See also the section entitled “Forward-Looking Statements” in this press release.

About Lightspeed
Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.
With fast, flexible omnichannel technology, Lightspeed brings together point of sale, eCommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X

Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", "Non-IFRS sales and marketing expenses", and "Total Revenue at Constant Currency" and certain non-IFRS ratios such as "Adjusted EBITDA as a percentage of gross profit", "Adjusted Income per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", "Non-IFRS sales and marketing expenses as a percentage of revenue", and "Total Revenue Growth Rate at Constant Currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation. The comparability of these non-IFRS measures and ratios is affected by the divestiture of Upserve on April 28, 2026, as the prior-year period reflects a full three months of Upserve, whereas the current period reflects Upserve only up to the divestiture date.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions, goodwill impairment and gains and losses on the sale of businesses. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted EBITDA as a percentage of gross profit" is calculated by dividing our Adjusted EBITDA by our gross profit. We use this ratio as we believe that it provides a useful supplemental indicator of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

"Adjusted Income" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery), goodwill impairment and gains and losses on the sale of businesses. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income per Share - Basic and Diluted" is defined as Adjusted Income divided by the weighted average number of Common Shares outstanding - basic and diluted. We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Free Cash Flow" is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.

"Total Revenue at Constant Currency" is defined as total revenue adjusted for the impact of foreign currency exchange fluctuations. We believe this measure provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Total Revenue Growth Rate at Constant Currency" is defined as the year-over-year change in Total Revenue at Constant Currency divided by reported total revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
See the financial tables below for a reconciliation of the non-IFRS measures and ratios to the most directly comparable IFRS measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies. The divestiture of Upserve on April 28, 2026, affects the year-over-year comparability of these key performance indicators, as the prior-year period includes a full three months of Upserve, whereas the current period includes Upserve only up to the divestiture date.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook (including revenue, gross profit, Adjusted EBITDA and Adjusted Free Cash Flow), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend and capital allocation policy (including share repurchase initiatives), plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates, the international trade environment and related restrictions or disputes, and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and continuing military conflict in the Middle East; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives, our gross margins and future profitability, acquisition, investment or divestiture outcomes and synergies, our expectations to derive the benefits from past and future divestitures, including the divestiture of the Upserve U.S. hospitality product line, and to receive the post-closing and potential earn out payments from such sale, the impact of any further goodwill impairments, the impact of pending and threatened litigation, the impact of any external stakeholder activism, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Hotchandani Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended June 30,
	2026	2025
Revenues	$	$
Subscription	95,372	90,862
Transaction-based	214,525	204,559
Hardware and other	12,807	9,521

Total revenues	322,704	304,942

Direct cost of revenues
Subscription	15,870	17,343
Transaction-based	145,974	144,703
Hardware and other	22,301	13,823

Total direct cost of revenues	184,145	175,869

Gross profit	138,559	129,073

Operating expenses
General and administrative	29,484	34,713
Research and development	31,856	32,425
Sales and marketing	72,338	67,880
Depreciation of property and equipment	1,725	1,635
Depreciation of right-of-use assets	1,261	1,188
Foreign exchange loss (gain)	246	(2,763)
Acquisition-related compensation	157	157
Amortization of intangible assets	5,436	34,681
Restructuring	3,688	1,210
Gain on sale of business	(2,091)	—

Total operating expenses	144,100	171,126

Operating loss	(5,541)	(42,053)

Net interest income (expense)	4,940	(6,209)

Loss before income taxes	(601)	(48,262)

Income tax expense (recovery)
Current	1,820	1,691
Deferred	—	(386)

Total income tax expense	1,820	1,305

Net loss	(2,421)	(49,567)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(365)	7,402
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	(1,551)	3,131

Total other comprehensive income (loss)	(1,916)	10,533

Total comprehensive loss	(4,337)	(39,034)

Net loss per share – basic and diluted	(0.02)	(0.35)

Weighted average number of Common Shares outstanding – basic and diluted	138,206,060	140,818,891

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	June 30, 2026	March 31, 2026
Assets	$	$

Current assets
Cash and cash equivalents	372,136	453,906
Trade and other receivables	71,945	47,601
Merchant cash advances	116,480	118,442
Inventories	17,173	15,886
Other current assets	69,616	70,580

Total current assets	647,350	706,415

Lease right-of-use assets, net	16,875	16,719
Property and equipment, net	16,920	17,003
Intangible assets, net	84,308	73,580
Goodwill	768,983	805,051
Other long-term assets	46,436	38,210
Deferred tax assets	8,229	8,244

Total assets	1,589,101	1,665,222

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	96,892	80,592
Lease liabilities	5,292	5,255
Income taxes payable	1,447	787
Deferred revenue	78,865	78,475

Total current liabilities	182,496	165,109

Deferred revenue	694	661
Lease liabilities	14,654	14,910
Other long-term liabilities	1,548	1,390

Total liabilities	199,392	182,070

Shareholders’ equity
Share capital	3,665,921	3,919,425
Additional paid-in capital	210,252	208,201
Accumulated other comprehensive income (loss)	(37)	1,879
Accumulated deficit	(2,486,427)	(2,646,353)

Total shareholders’ equity	1,389,709	1,483,152

Total liabilities and shareholders’ equity	1,589,101	1,665,222

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Three months ended June 30,
	2026	2025
Cash flows from (used in) operating activities	$	$
Net loss	(2,421)	(49,567)
Items not affecting cash and cash equivalents
Amortization of intangible assets	5,436	34,681
Depreciation of property and equipment and lease right-of-use assets	2,986	2,823
Deferred income tax recovery	—	(386)
Share-based compensation expense	11,795	12,963
Unrealized foreign exchange gain	(56)	(501)
Gain on sale of business	(2,091)	—
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(4,132)	475
Merchant cash advances	(8,353)	2,543
Inventories	(2,275)	(332)
Other assets	1,119	(1,073)
Accounts payable and accrued liabilities	1,272	3,295
Income taxes payable	660	293
Deferred revenue	957	791
Other long-term liabilities	158	182
Net interest (income) expense	(4,940)	6,209

Total operating activities	115	12,396

Cash flows from (used in) investing activities
Additions to property and equipment	(1,708)	(1,804)
Additions to intangible assets	(16,171)	(10,515)
Sale of business, net of cash disposed and costs of disposal paid	19,069	—
Interest income	4,967	6,114

Total investing activities	6,157	(6,205)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	3	19
Shares repurchased and cancelled	(65,586)	(86,238)
Shares repurchased for settlement of non-treasury RSUs and non-treasury PSUs	(21,133)	(30,188)
Payment of lease liabilities	(1,105)	(2,059)
Financing costs	(51)	(9)

Total financing activities	(87,872)	(118,475)

Effect of foreign exchange rate changes on cash and cash equivalents	(170)	1,413

Net decrease in cash and cash equivalents during the period	(81,770)	(110,871)

Cash and cash equivalents – Beginning of period	453,906	558,469

Cash and cash equivalents – End of period	372,136	447,598

Income taxes paid	789	1,390

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA and Adjusted EBITDA as a percentage of gross profit (expressed in thousands of US dollars, except percentages, unaudited)

	Three months ended June 30,

	2026	2025
	$	$

Net loss	(2,421)	(49,567)
Net loss as a percentage of gross profit	(1.7)%	(38.4)%
Share-based compensation and related payroll taxes(1)	12,659	13,969
Depreciation and amortization(2)	8,422	37,504
Foreign exchange loss (gain)(3)	246	(2,763)
Net interest (income) expense(2)	(4,940)	6,209
Acquisition-related compensation(4)	157	157
Transaction-related costs(5)	(17)	64
Restructuring(6)	3,688	1,210
Litigation provisions(7)	—	7,788
Gain on sale of business(8)	(2,091)	—
Income tax expense	1,820	1,305

Adjusted EBITDA	17,523	15,876
Adjusted EBITDA as a percentage of gross profit	12.6%	12.3%

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2026, share-based compensation expense was $11,795 (June 2025 - expense of $12,963), and related payroll taxes were an expense of $864 (June 2025 - expense of $1,006). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended June 30, 2026, net loss includes depreciation of $1,261 related to right-of-use assets, interest expense of $313 on lease liabilities, and excludes an amount of $1,714 relating to rent expense ($1,188, $274, and $2,059, respectively, for the three months ended June 30, 2025).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(7)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(8)This represents the gain recognized on the divestiture of the Company's Upserve U.S. hospitality product line, completed through the sale of Provide Holdings Inc. on April 28, 2026. This amount is included in the gain on sale of business line in the unaudited condensed interim consolidated financial statements (see note 4 of the unaudited condensed interim consolidated financial statements for additional details).
The comparability of these non-IFRS measures and ratios is affected by the divestiture of Upserve on April 28, 2026, as the prior-year period reflects a full three months of Upserve, whereas the current period reflects Upserve only up to the divestiture date.

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income and Adjusted Income per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended June 30,

	2026	2025
	$	$

Net loss	(2,421)	(49,567)
Share-based compensation and related payroll taxes(1)	12,659	13,969
Amortization of intangible assets	5,436	34,681
Acquisition-related compensation(2)	157	157
Transaction-related costs(3)	(17)	64
Restructuring(4)	3,688	1,210
Litigation provisions(5)	—	7,788
Gain on sale of business(6)	(2,091)	—
Deferred income tax recovery	—	(386)

Adjusted Income	17,411	7,916

Weighted average number of Common Shares outstanding – basic and diluted(7)	138,206,060	140,818,891

Net loss per share – basic and diluted	(0.02)	(0.35)
Adjusted Income per Share – Basic and Diluted	0.13	0.06
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2026, share-based compensation expense was $11,795 (June 2025 - expense of $12,963), and related payroll taxes were an expense of $864 (June 2025 - expense of $1,006). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(6)This represents the gain recognized on the divestiture of the Company's Upserve U.S. hospitality product line, completed through the sale of Provide Holdings Inc. on April 28, 2026. This amount is included in the gain on sale of business line in the unaudited condensed interim consolidated financial statements (see note 4 of the unaudited condensed interim consolidated financial statements for additional details).
(7)For the three months ended June 30, 2026 and 2025, because the impact of including potentially-dilutive shares in the weighted average number of Common Shares outstanding - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the weighted average number of Common Shares outstanding - basic and diluted was not adjusted to include the potentially-dilutive shares.
The comparability of these non-IFRS measures and ratios is affected by the divestiture of Upserve on April 28, 2026, as the prior-year period reflects a full three months of Upserve, whereas the current period reflects Upserve only up to the divestiture date.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars, unaudited)

	Three months ended June 30,

	2026	2025
	$	$

Cash flows from operating activities	115	12,396
Capitalized internal development costs(1)	(16,171)	(10,515)
Additions to property and equipment(2)	(1,708)	(1,804)
Merchant cash advances, net(3)	13,335	(1,793)

Adjusted Free Cash Flow	(4,429)	(1,716)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.
The comparability of these non-IFRS measures and ratios is affected by the divestiture of Upserve on April 28, 2026, as the prior-year period reflects a full three months of Upserve, whereas the current period reflects Upserve only up to the divestiture date.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended June 30,
	2026	2025
	$	$
Gross profit	138,559	129,073
% of revenue	42.9%	42.3%
add: Share-based compensation and related payroll taxes(3)	519	301

Non-IFRS gross profit(1)	139,078	129,374
Non-IFRS gross profit as a percentage of revenue(2)	43.1%	42.4%

General and administrative expenses	29,484	34,713
% of revenue	9.1%	11.4%
less: Share-based compensation and related payroll taxes(3)	4,148	4,617
less: Transaction-related costs(4)	(17)	64
less: Litigation provisions(5)	—	7,788

Non-IFRS general and administrative expenses(1)	25,353	22,244
Non-IFRS general and administrative expenses as a percentage of revenue(2)	7.9%	7.3%

Research and development expenses	31,856	32,425
% of revenue	9.9%	10.6%
less: Share-based compensation and related payroll taxes(3)	5,664	5,039

Non-IFRS research and development expenses(1)	26,192	27,386
Non-IFRS research and development expenses as a percentage of revenue(2)	8.1%	9.0%

Sales and marketing expenses	72,338	67,880
% of revenue	22.4%	22.3%
less: Share-based compensation and related payroll taxes(3)	2,328	4,012

Non-IFRS sales and marketing expenses(1)	70,010	63,868
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	21.7%	20.9%
(1)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2026, share-based compensation expense was $11,795 (June 2025 - expense of $12,963), and related payroll taxes were an expense of $864 (June 2025 - expense of $1,006). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the unaudited condensed interim consolidated financial statements for additional details).
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
The comparability of these non-IFRS measures and ratios is affected by the divestiture of Upserve on April 28, 2026, as the prior-year period reflects a full three months of Upserve, whereas the current period reflects Upserve only up to the divestiture date.

Reconciliation from IFRS to Non-IFRS Results (continued)
Total Revenue at Constant Currency and Total Revenue Growth Rate at Constant Currency
(expressed in thousands of US dollars, except percentages, unaudited)

Three months ended June 30,

$
2025 Total revenue as reported	304,942

2026 Total revenue as reported	322,704
Foreign currency exchange impact on total revenue(1)	(4,973)

Total Revenue at Constant Currency(2)	317,731

Total revenue growth rate	5.8%
Total Revenue Growth Rate at Constant Currency(3)	4.2%

(1)Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period.
(2)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(3)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.
The comparability of these non-IFRS measures and ratios is affected by the divestiture of Upserve on April 28, 2026, as the prior-year period reflects a full three months of Upserve, whereas the current period reflects Upserve only up to the divestiture date.